1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 21, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT
RESOLUTIONS PASSED AT THE FIRST MEETING OF
THE THIRD SESSION OF THE BOARD OF DIRECTORS AND
THE THIRD SESSION OF THE SUPERVISORY COMMITTEE OF THE COMPANY

The first meeting of the third session of the Board of Directors (the "Board") and the third session of the Supervisory Committee of Aluminum Corporation of China Limited (the "Company") were held on 18 May 2007 at the Conference Room of the Company at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China. The resolutions which were considered and approved at the meetings are set out in this announcement.

This announcement is made pursuant to Rule 13.09 (2) of the Listing Rules.

THE FIRST MEETING OF THE THIRD BOARD

1.	The proposed election of the Chairman of the third session of the Board of the Company be considered and passed.

Mr. Xiao Yaqing was elected as Chairman of the third session of the Board of the Company.

2.	The proposed setting up of the Nomination Committee of the Board and the appointment of committee members be considered and passed.

Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan are appointed as members of the Nomination Committee of the third session of the Board. Mr. Xiao Yaqing is the person-in-change of the Nomination Committee.

3.	The proposed engagement of Chief Executive Officer of the Company be considered and passed.

Mr. Xiao Yaqing is engaged as the Chief Executive Officer of the Company with the same term of office as the Chairman. Independent directors of the Company proposed no dissenting opinion on the resolution.

4.	The proposed engagement of the Secretary to the Board be considered and passed.

Ms. Liu Qiang is engaged as the Secretary to the Board with the same term of office as the third session of the Board. Independent directors of the Company proposed no dissenting opinion on the resolution.

Liu Qiang, 43, is the Secretary to the Board and has been employed by the Company since 2001. Ms. Liu holds a Master's degree in English literature and is a deputy senior translator. She has extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market. Ms. Liu formerly served as the Finance Manager of the Australian branch of, and Business Manager of the Aluminum Business Division of, China National Non-Ferrous Metals Import and Export Corporation; a senior analyst for the Aluminum Industry and Market in the Information Division of China National Non-Ferrous Metals Trading Group; a senior analyst for the Aluminum Industry and Market in the Information Division of China National Metals and Minerals Import and Export Corporation; and a Deputy Manager of the Import and Export Division of Chalco Trading.

5.	The proposed engagement of the President of the Company be considered and passed.

Mr. Luo Jianchuan is engaged as the President of the Company with reference to the nomination proposed by Mr. Xiao Yaqing, the Chief Executive Officer of the Company. Independent directors of the Company proposed no dissenting opinion on the resolution.

6.	The proposed engagement of Vice-President and the Chief Financial Officer of the Company be considered and passed.

Mr. Chen Jihua, Mr. Liu Xiangmin, Mr. Ding Haiyan and Mr. Jiang Yinggang are engaged as Vice-Presidents of the Company, and Mr. Chen Jihua is engaged as the Chief Financial Officer of the Company. Independent directors of the Company proposed no dissenting opinion on the resolution.

7.	The proposed appointment of members of the Implementation Committee of the Company be considered and passed.

Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Liu Xiangmin, Mr. Ding Haiyan, Mr. Jiang Yinggang and Mr. Xie Hong are appointed as members of the Implementation Committee of the third session of the Board.

8.	The proposed appointment of members of the Remuneration Committee of the third session of Board be considered and passed.

Mr. Kang Yi, Mr. Poon Yiu Kin, Samuel, Mr. Zhang Zuoyuan and Mr. Chen Jihua are appointed as members of the Remuneration Committee of the third session of the Board. Mr. Kang Yi is the person-in-change of the Remuneration Committee.

9.	The proposed appointment of members of the Audit Committee of the third session of the Board be considered and passed.

Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan are appointed as members of the Audit Committee of the third session of the Board. Mr. Poon Yiu Kin, Samuel is the person-in-change of the Audit Committee.

10.	The proposed appointment of members of the Planning and Development Committee of the third session of the Board be considered and passed;

Mr. Luo Jianchuan, Mr. Liu Xiangmin, Mr. Ding Haiyan, Mr. Xie Hong and Mr. Yu Xinxing are appointed as members of the Planning and Development Committee of the third session of the Board. Mr. Luo Jianchuan is the person-in-change of the Planning and Development Committee.

11.	The proposed investment and construction of Phase II of the renovation project of Fushun Aluminum be considered and passed.

12.	The Company's proposed distribution of final dividend for the year 2006 be considered and passed.

(i)

As audited by PricewaterhouseCoopers, the Company will declare the final dividend of the Company for the year 2006, upon completion of the A share issue and the acquisitions of Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd. by the Company, of RMB0.115 per share (inclusive of tax), totaling RMB1,481,959,907.59. Such total dividend will be distributable to the new and existing shareholders of the Company.

(ii)

To put forward the above detailed distribution proposal of final dividend for the year 2006 at the first 2007 Special General Meeting (the "SGM") of the Company to be held on 10 July 2007 for consideration and approval.

13.	The proposed establishment of Lanzhou branch of the Company and Northwest Aluminum Processing branch of the Company be considered and passed.

14.

The proposal to pay a discretionary bonus for the year 2006 to directors, supervisors and other senior management of the Company be considered and passed, and be put forward to the first 2007 SGM to be held on 10 July 2007 for consideration and approval.

15.

The proposal of the renewal of liability insurance for the Company's directors, supervisors and other senior management for the year 2007/2008 be considered and passed, and be put forward to the first 2007 SGM to be held on 10 July 2007 for consideration and approval.

16.

To consider and approve the resolution in relation to the convening of the first 2007 SGM be considered and passed; and to consider and approve resolutions no. 12, 14 and 15 set out above. Details of the time, venue and resolutions of the SGM will be set out in the relevant SGM notice to be despatched to the shareholders of the Company.

THE FIRST MEETING OF THE THIRD SESSION OF THE SUPERVISORY COMMITTEE

The proposed election of Chairman of the third session of the Supervisory Committee of the Company be considered and passed. Mr. Ao Hong is elected as the Chairman of the third session of Supervisory Committee of the Company.

By Order of the Board of Directors of Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, 18 May 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Helmut Wieser and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary